UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CASH APP INVESTING LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 SW 6TH AVENUE 11TH FLOOR
(No. and Street)

PORTLAND	OREGON	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOGAN KOLAR	1-855-998-1788	LKOLAR@CASHAPPINVEST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG
(Name – if individual, state last, first, and middle name)

725 S. FIGUEROA #500	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of Texas, County of Tarrant

I, Ashley Adkins_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CASH APP INVESTING LLC_____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Ashley Adkins*

Title: Chief Executive Officer

Shannon Johnson
ID NUMBER
134729043
COMMISSION EXPIRES
January 24, 2028

Notary Public State of Texas 03/28/2025
Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CASH APP INVESTING LLC

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2024

TABLE OF CONTENTS

2



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Cash App Investing, LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cash App Investing, LLC (the "Company") as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young, LLP

We have served as the Company's auditors since 2019.

Los Angeles, CA
March 28, 2025

CASH APP INVESTING LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2024
Assets		
Cash and cash equivalents	$	5,306,673
Due from Parent, net		1,695,236
Receivable from clearing broker		516,001
Prepaid expenses and other current assets		190,616
Total assets	$	**7,708,526**
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses		2,437,288
Total liabilities		**2,437,288**
Total member's equity		5,271,238
Total liabilities and member's equity	$	**7,708,526**

The accompanying notes are an integral part of these financial statements.

4

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

Cash App Investing LLC (the "Company") is a Delaware registered limited liability company and is a wholly-owned subsidiary of Block, Inc. ("Block" or the "Parent"). The Company is headquartered in Portland, Oregon and utilizes a distributed workforce model. The Company operates as a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker dealer providing Block's Cash App users a suite of application programming interfaces (APIs) that provide them the ability to trade in equities through a partnership with a third-party clearing broker. The Company conducts business on a fully disclosed basis and clears through DriveWealth LLC ("DriveWealth").

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Liquidity and Going Concern

The Company has not been profitable historically and has been dependent on the Parent to continue to fund its operations and meet its obligations as they fall due. The Parent has agreed to provide ongoing financial support to enable the Company to continue its operations and meet its obligations as they become due. Without the support of the Parent, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

Significant estimates, judgments, and assumptions in these financial statements include, but are not limited to, contingencies and assessing the likelihood of adverse outcomes from claims and disputes, as well as in relation to the Parent's allocation of support activities to the Company.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The CODM is the Chief Executive Officer and the Company operates and reports financial information in one operating segment. The assessment of performance and allocation of resources is based on one principle business activity and reviewed at the consolidated level. Net income is used as the measure of profitability. Segment assets are not used by the CODM. All of the revenues and assets are located in the United States.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration for cash and cash equivalents is mitigated by banking with credit worthy institutions. The Parent accounted for the majority of total revenue recognized for the year ended December 31, 2024.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

- Level 2 Inputs: Other than quoted prices included in Level 1 Inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2024, the Company has no financial assets and liabilities that are measured at fair value on a recurring basis.

The carrying amounts of certain financial instruments deposited at a clearing broker-dealer approximate their fair values due to their short-term nature.

Cash and Cash Equivalents

The Company maintains its cash balances at various financial institutions. These deposits may exceed the maximum insurance coverage level provided by the Federal Deposit Insurance Corporation. The Company considers all demand deposits held in banks to be cash equivalents.

Due from Parent

Due from Parent includes amounts owed to the Company in exchange for brokerage services provided to customers of the Parent, and other expenses as necessary, and is recorded in the statement of financial condition.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include outstanding invoices, accrued clearing fees, accrued data market fees, and accrued professional fees.

Income Taxes

Income taxes on the Company's income are levied at the member level as the Company is classified as a single-member LLC that is a disregarded entity for federal and state tax purposes. There is no tax-sharing arrangement between the Company and the member, no dividends have been paid by the Company to the member for tax reimbursements, and the Company has no present intention to enter into a tax-sharing arrangement or distribute dividends to the member for tax. Accordingly, no provision for income tax is reflected in the accompanying financial statements.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses ("ASU 2024-03"), and in January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date ("ASU 2025-01"). The amendments are intended to enhance disclosures regarding an entity's costs and expenses by requiring additional disaggregated information disclosures about certain income statement expense line items. The amendments, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the effect of adopting the new disclosure requirements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance for the year ending December 31, 2024. The adoption of this guidance did not have a material impact on the financial statements.

NOTE 2 - Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with DriveWealth for the purposes of executing and clearing securities transactions and carrying accounts on behalf of its customers. As of December 31, 2024, the Company has a balance of $516,001 in its accounts with DriveWealth. Included within the balance is a clearing deposit of $433,589 maintained with DriveWealth to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy within a short period after termination of the clearing arrangement.

NOTE 3 - Accounts Payable and Accrued Expenses

	December 31, 2024
Accrued settlement fees	$ 1,535,860
Accrued invoices	15,757
Accrued clearing fees (DriveWealth)	516,657
Accrued data market fees	112,137
Accrued professional fees	256,877
Total	$ 2,437,288

NOTE 4 - Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1). The Company's net capital ratio was 71.6% to 1.

As of December 31, 2024, the Company had net capital, as defined by Rule, of $3,402,001, which exceeds the minimum net capital required of $162,486 by $3,239,515. As of December 31, 2024, the Company had aggregated indebtedness of $2,437,288.

NOTE 5 - Guarantees and Indemnification Agreements

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. As of December 31, 2024, the Company has no guarantees or indemnification agreements outstanding.

NOTE 6 - Rule.15c3-3 Exemption

Under its membership agreement with FINRA, the Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts.

NOTE 7 - Transactions with Related Parties

The Company's Agreement includes an expense sharing policy which requires it to facilitate brokerage services to customers of the Parent's Cash App equity trading platform. In return, the Parent provides the Company support services to facilitate its brokerage operations, including but not limited to employee compensation and benefits, fees paid to clearing broker, professional fees, and other operating expenses. For the year ended December 31, 2024, the Company incurred $10,742,732 of expenses which consisted of employee wages, facilities, and technology cost allocations, with the remaining $8,696,200 consisting of clearing and trading, legal, software licensing, and consulting fees. Total brokerage service fees of $19,438,932 were recognized as revenue within the statement of operations.

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

In addition to the Agreement, the Company has a brokerage technology product license and maintenance agreement with its Parent which grants the Company a license to use the brokerage technology product to operate its platform. As compensation for the license, the Company is required to pay a monthly fee to its Parent, the greater of the number of the Company's employees multiplied by $100, or $2,100. For the year ended December 31, 2024, $25,200 of software expense related to the agreement was recorded in other operating expense in the statement of operations and subsequently reimbursed under the terms of the aforementioned Agreement.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to the Company may not be reflective of expenses that would have been incurred if the Company used third party service providers.

NOTE 8 - Member's Equity

The Company did not receive any capital contributions from its Parent during the year.

NOTE 9 - Commitments and Contingencies

As a regulated FINRA broker-dealer, the Company is subject to an ongoing investigation in relation to violations of FINRA rules that may have occurred. As of the date of approval of the financial statements, the Company remains engaged in discussions with FINRA's Department of Enforcement and the matter has not reached either a potential settlement or enforcement proceedings. The Company records liabilities for FINRA penalties in those instances where it can reasonably estimate the amount of the loss and when the liability is probable. Due to the range of loss and potential liability being inestimable, the Company has not accrued a contingent liability for the year ended December 31, 2024.

Additionally, the Company is subject to various litigation matters, legal claims, investigations and regulatory proceedings and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, which could include claims for substantial or unspecified damages. The Company does not believe that the final disposition of any of these matters will have a material adverse effect on its results of operations, financial position, or liquidity.

NOTE 10 - Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through March 28, 2025, the date at which the respective audited financial statements were available to be issued. No significant matters were identified for disclosure.